UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 03, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 03, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 03, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC

Statement on Results of the 2012 EBA EU-wide Capital Update

Barclays reported a Core Tier 1 ('CT1') ratio of 10.9% as at 30 June 2012 in its half year results announcement on 27 July 2012.

Today, we are publishing capital data as at 31 December 2011 and 30 June 2012 as per the European Banking Authority ('EBA') definitions used for this Europe-wide exercise. Barclays CT1 ratio as at end June 2012 was 10.8% (EBA definition), exceeding the 9.0% ratio recommended by the EBA in Q4 2011.

In addition, the release also includes a breakdown of RWAs by risk type and a list of Barclays European Economic Area ('EEA') sovereign exposures - central, regional and local government in the EEA broken down by maturity bucket.

Barclays GBP results on the EBA template (as at 31 December 2011 and 30 June 2012) can be found at www.barclays.com/investorrelations.

- ENDS-

For enquiries, please contact:

Barclays PLC

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755